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                           July 24, 2023

       Ann Hand
       Chief Executive Officer
       Super League Gaming, Inc.
       2912 Colorado Ave., Suite #203
       Santa Monica, California 90404

                                                        Re: Super League
Gaming, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 17, 2023
                                                            File No. 333-273282

       Dear Ann Hand:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jack Kennedy